July 11, 2016

VIA EDGAR AND FEDERAL EXPRESS OVERNIGHT

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-4561

Attention:	Stephanie Sullivan
Michelle Miller

Re:	Northrim BanCorp, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2015 (the “Report”)
Filed March 11, 2016
File No. 000-33501

On behalf of our client, Northrim BanCorp, Inc., an Alaska corporation (the “Company”), and pursuant to the applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, reference is made to your letter dated April 29, 2016, containing certain comments regarding the above-referenced Report. Pursuant to our telephonic discussion on July 7, 2016, we respectfully submit this addendum to our written responses filed with the U.S. Securities and Exchange Commission (the “Commission”) on May 20, 2016 and July 1, 2016 to provide further details regarding Staff Comment No. 2.

Staff Comment No. 2: Item 8. Financial Statement and Supplementary Data, Note 2 - Business Combinations, page 70; Residential Mortgage, page 72

We note your disclosure regarding your conclusion that the earn-out payments should be reflected as acquisition consideration instead of compensation, and you describe the factors considered on page 73. However, we note per the acquisition agreement filed as Exhibit 2.1 to your Form 10-Q for the quarter ended September 30, 2014 that your obligation to make the earn-out payments shall cease immediately for the then current earn-out year and the remainder of the earn-out period if two or more of the Seller Members have terminated their employment with the Company, been terminated by you for cause, died or suffered any mental or physical disability which prevents them from performing their essential functions. Tell us how you considered the guidance in ASC 805-10-55-25(a) that states that a contingent consideration arrangement in which the payments are automatically

Securities and Exchange Commission
July 11, 2016
2 of 3

forfeited if employment terminates is consideration for post-combination services.

Response:
Compensation:
A summary of the compensation of the three Seller Members that entered into employment agreements with the Company is as follows for the years indicated:

Title Prior to	Title as of	2013		2014		2015
December 1, 2014	December 1, 2014	Salary	Bonus	Salary	Bonus	Salary	Bonus[1]
Co-Managing Member, Residential Mortgage, LLC	Chief Executive Officer, Residential Mortgage LLC	$240,000	$312,562	$240,000	$216,181	$240,000	$0
Co-Managing Member, Residential Mortgage, LLC	Chief Operating Officer, Residential Mortgage LLC	$240,000	$312,562	$240,000	$216,181	$240,000	$0
Executive Vice President, Residential Mortgage, LLC	Executive Vice President, Residential Mortgage, LLC	$210,000	$321,562	$210,000	$196,406	$210,000	$474,738

1 In 2015, neither the Chief Executive Officer nor the Chief Operating Officer of Residential Mortgage, LLC received a bonus due to the fact that they have transferred significant operational responsibilities to the Executive Vice President of Residential Mortgage, LLC.

Calculation and Structure of Purchase Price:
The Company engaged an investment banking consultant, Jean-Luc Servat of Panoramic Capital Advisors, to assist management with the calculation of the purchase price and with structuring the terms of the transaction, including payment structure. During the Company’s due diligence phase of the purchase of Residential Mortgage Holding Company, LLC (“RML”), Mr. Servat presented an overall analysis of the proposed transaction to management and to the Company’s Board of Directors. This analysis included an assessment of the value of RML using both a trading level to peer companies comparison method and an acquisition price comparison method. The Company determined that the method using acquisition price comparisons to peer companies was the most relevant for the proposed transaction. Mr. Servat used several methods to estimate the value of RML including evaluations of the price paid in comparable transactions as a multiple of price to book value, as a multiple of projected current period earnings, and as a multiple of the last twelve months (“LTM”) of earnings. This analysis showed values ranging from a low of 9.4 times LTM earnings to a high of 13.8 times LTM earnings. The Company calculated an estimated purchase price of 12.6 times the last twelve months earnings as reported in Exhibit 99.1 to the Company’s Form 10-Q dated August 7, 2014, and the final purchase price was equal to 12.4 times the last twelve months earnings, as adjusted for cash acquired in the transaction, or $29.5 million. The initial consideration transferred at the acquisition date was $22.2 million with the remaining estimated $7.3 million to be paid over five years in accordance with the terms of the earn-out provision of the acquisition agreement, resulting in approximately 75% of the estimated purchase price being paid at the acquisition date and the remaining 25% being paid dependent upon post-closing earnings of RML.

Using an earn-out as part of the structure of the purchase price was part of the original proposal from the Selling Members. However, the Company negotiated changes to the originally proposed structure of the earn-out provision from a fixed percentage of pre-tax earnings to the tiered earn-out structure contained in the final Acquisition Agreement in order to mitigate the risk of overpaying for the transaction in the event that earnings over the subsequent five years were less than the Company’s estimate.

The amount of the portion of the total purchase price that was transferred at the acquisition date was equal

Securities and Exchange Commission
July 11, 2016
3 of 3

to 125% of the adjusted book value of RML as of November 30, 2014. The structure of the calculation of the initial consideration was originally proposed by the Selling Members at 125% of the book value of RML as of the acquisition date. The Company negotiated the use of an “adjusted” book value for the calculation of the initial consideration to cap the amount of the initial consideration to be paid based on the Company’s assessment of the overall value of RML. The initial consideration transferred equates to 8.2 times the last twelve months earnings, as adjusted for cash acquired in the transaction.

*****
The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for providing the Company with the opportunity to respond to your comments. Please do not hesitate to contact me at (206) 757-8178 if you have any questions or concerns, or if you would like to discuss the substance of this letter or the documents referred to herein.
Very truly yours,

Davis Wright Tremaine LLP

/s/ Ryan J. York

Ryan J. York

cc: Latosha Frye, Northrim Bancorp
Gabe Nachand, Moss Adams